UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________

FORM SD

Specialized Disclosure Report
_____________________________________________

Peloton Interactive Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39058	47-3533761
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

441 Ninth Avenue, Sixth Floor New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Tammy Albarrán
Chief Legal Officer
(929) 567-0006
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Peloton Interactive, Inc. (the “Company”) has undertaken efforts to determine our conflict minerals1 reporting requirements for the period from January 1 to December 31, 2022.
The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at https://investor.onepeloton.com/financial-information/sec-filings.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report.
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 – The Company's Conflict Minerals Report for the period January 1 to December 31, 2022.

*****

1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Peloton Interactive, Inc.

By:	/s/ Tammy Albarrán	Date: May 31, 2023
Chief Legal Officer